UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Prime Medicine, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

74168J101

(CUSIP Number)

February 20, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74168J101	Page 2 of 20

1	NAME OF REPORTING PERSONS GV 2019, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,100,058 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 10,100,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,100,058 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 10,100,058 shares of Common Stock of Prime Medicine, Inc. (the “Issuer”) held directly by GV 2019, L.P. (the “2019 Partnership”). The general partner of the 2019 Partnership is GV 2019 GP, L.P. (“2019 GP”). The general partner of 2019 GP is GV 2019 GP, L.L.C. (“2019 LLC”). The sole member of 2019 LLC is Alphabet Holdings LLC (“Alphabet Holdings”). The sole member of Alphabet Holdings is XXVI Holdings Inc. (“XXVI”). The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2019 GP, 2019 LLC, Alphabet Holdings, and XXVI may be collectively referred to as the “2019 Partnership Affiliates”). Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) the securities directly beneficially owned by the 2019 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 123,084,301 shares of the Issuer’s Common Stock outstanding as of February 20, 2024 as reported by the Issuer in its prospectus supplement (the “Prospectus”) dated February 14, 2024, and filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2024, pursuant to Rule 424(b)(5) promulgated under the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated February 20, 2024.

CUSIP No. 74168J101	Page 3 of 20

1	NAME OF REPORTING PERSONS GV 2019 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,100,058 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 10,100,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,100,058 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 10,100,058 shares of Common Stock of the Issuer held directly by the 2019 Partnership. The general partner of the 2019 Partnership is 2019 GP. The general partner of 2019 GP is 2019 LLC. The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 123,084,301 shares of the Issuer’s Common Stock outstanding as of February 20, 2024 as reported by the Issuer in the Prospectus, and after giving effect to the full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated February 20, 2024.

CUSIP No. 74168J101	Page 4 of 20

1	NAME OF REPORTING PERSONS GV 2019 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,100,058 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 10,100,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,100,058 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 10,100,058 shares of Common Stock of the Issuer held directly by the 2019 Partnership. The general partner of the 2019 Partnership is 2019 GP. The general partner of 2019 GP is 2019 LLC. The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 123,084,301 shares of the Issuer’s Common Stock outstanding as of February 20, 2024 as reported by the Issuer in the Prospectus, and after giving effect to the full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated February 20, 2024.

CUSIP No. 74168J101	Page 5 of 20

1	NAME OF REPORTING PERSONS GV 2021, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,762,440 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 1,762,440 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,762,440 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 1,762,440 shares of the Issuer’s Common Stock directly beneficially owned by GV 2021, L.P. (the “2021 Partnership”). The general partner of the 2021 Partnership is GV 2021 GP, L.P. (“2021 GP”). The general partner of 2021 GP is GV 2021 GP, L.L.C. (“2021 LLC”). The sole member of 2021 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2021 GP, 2021 LLC, Alphabet Holdings, and XXVI may be referred to as the “2021 Partnership Affiliates”). Each of the 2021 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2021 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 123,084,301 shares of the Issuer’s Common Stock outstanding as of February 20, 2024 as reported by the Issuer in the Prospectus, and after giving effect to the full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated February 20, 2024.

CUSIP No. 74168J101	Page 6 of 20

1	NAME OF REPORTING PERSONS GV 2021 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,762,440 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 1,762,440 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,762,440 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 1,762,440 shares of the Issuer’s Common Stock directly beneficially owned by the 2021 Partnership. The general partner of the 2021 Partnership is 2021 GP. The general partner of 2021 GP is 2021 LLC. The sole member of 2021 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2021 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2021 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 123,084,301 shares of the Issuer’s Common Stock outstanding as of February 20, 2024 as reported by the Issuer in the Prospectus, and after giving effect to the full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated February 20, 2024.

CUSIP No. 74168J101	Page 7 of 20

1	NAME OF REPORTING PERSONS GV 2021 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,762,440 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 1,762,440 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,762,440 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 1,762,440 shares of the Issuer’s Common Stock directly beneficially owned by the 2021 Partnership. The general partner of the 2021 Partnership is 2021 GP. The general partner of 2021 GP is 2021 LLC. The sole member of 2021 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2021 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2021 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 123,084,301 shares of the Issuer’s Common Stock outstanding as of February 20, 2024 as reported by the Issuer in the Prospectus, and after giving effect to the full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated February 20, 2024.

CUSIP No. 74168J101	Page 8 of 20

1	NAME OF REPORTING PERSONS GV 2023, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,200,000 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 3,200,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,200,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 3,200,000 shares of the Issuer’s Common Stock directly beneficially owned by GV 2023, L.P. (the “2023 Partnership”). The general partner of the 2023 Partnership is GV 2023 GP, L.P. (“2023 GP”). The general partner of 2023 GP is GV 2023 GP, L.L.C. (“2023 LLC”). The sole member of 2023 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2023 GP, 2023 LLC, Alphabet Holdings, and XXVI may be referred to as the “2023 Partnership Affiliates”). Each of the 2023 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2023 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 123,084,301 shares of the Issuer’s Common Stock outstanding as of February 20, 2024 as reported by the Issuer in the Prospectus, and after giving effect to the full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated February 20, 2024.

CUSIP No. 74168J101	Page 9 of 20

1	NAME OF REPORTING PERSONS GV 2023 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,200,000 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 3,200,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,200,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 3,200,000 shares of the Issuer’s Common Stock directly beneficially owned by the 2023 Partnership. The general partner of the 2023 Partnership is 2023 GP. The general partner of 2023 GP is 2023 LLC. The sole member of 2023 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2023 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2023 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 123,084,301 shares of the Issuer’s Common Stock outstanding as of February 20, 2024 as reported by the Issuer in the Prospectus, and after giving effect to the full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated February 20, 2024.

CUSIP No. 74168J101	Page 10 of 20

1	NAME OF REPORTING PERSONS GV 2023 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,200,000 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 3,200,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,200,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 3,200,000 shares of the Issuer’s Common Stock directly beneficially owned by the 2023 Partnership. The general partner of the 2023 Partnership is 2023 GP. The general partner of 2023 GP is 2023 LLC. The sole member of 2023 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2023 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2023 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 123,084,301 shares of the Issuer’s Common Stock outstanding as of February 20, 2024 as reported by the Issuer in the Prospectus, and after giving effect to the full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated February 20, 2024.

CUSIP No. 74168J101	Page 11 of 20

1	NAME OF REPORTING PERSONS Alphabet Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,062,498 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 15,062,498 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,062,498 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of: (i) 10,100,058 shares of the Issuer’s Common Stock directly beneficially owned by the 2019 Partnership; (ii) 1,762,440 shares of the Issuer’s Common Stock directly beneficially owned by the 2021 Partnership; and (iii) 3,200,000 shares of the Issuer’s Common Stock directly beneficially owned by the 2023 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Holdings may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2019 Partnership, 2021 Partnership, and 2023 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 123,084,301 shares of the Issuer’s Common Stock outstanding as of February 20, 2024 as reported by the Issuer in the Prospectus, and after giving effect to the full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated February 20, 2024.

CUSIP No. 74168J101	Page 12 of 20

1	NAME OF REPORTING PERSONS XXVI Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,062,498 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 15,062,498 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,062,498 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.2% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of: (i) 10,100,058 shares of the Issuer’s Common Stock directly beneficially owned by the 2019 Partnership; (ii) 1,762,440 shares of the Issuer’s Common Stock directly beneficially owned by the 2021 Partnership; and (iii) 3,200,000 shares of the Issuer’s Common Stock directly beneficially owned by the 2023 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, XXVI may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2019 Partnership, 2021 Partnership, and 2023 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 123,084,301 shares of the Issuer’s Common Stock outstanding as of February 20, 2024 as reported by the Issuer in the Prospectus, and after giving effect to the full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated February 20, 2024.

CUSIP No. 74168J101	Page 13 of 20

1	NAME OF REPORTING PERSONS Alphabet Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,062,498 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 15,062,498 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,062,498 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.2% (2)
12	TYPE OF REPORTING PERSON CO, HC

(1)	Consists of: (i) 10,100,058 shares of the Issuer’s Common Stock directly beneficially owned by the 2019 Partnership; (ii) 1,762,440 shares of the Issuer’s Common Stock directly beneficially owned by the 2021 Partnership; and (iii) 3,200,000 shares of the Issuer’s Common Stock directly beneficially owned by the 2023 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Inc. may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2019 Partnership, 2021 Partnership, and 2023 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 123,084,301 shares of the Issuer’s Common Stock outstanding as of February 20, 2024 as reported by the Issuer in the Prospectus, and after giving effect to the full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated February 20, 2024.

CUSIP No. 74168J101	Page 14 of 20

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13G initially filed by certain of the Reporting Persons (as defined in Item 2(a) below) on February 10, 2023 with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1, filed on February 9, 2024. This Amendment is being filed to report the Reporting Persons’ reliance, effective as of February 20, 2024 (the “Event Date”) on the exemption afforded by Rule 13d-1(c), promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Reporting Persons’ acquisition of an additional 2% or more of the Issuer’s (as defined in Item 1(a) below) registered class of securities, in the aggregate, within the trailing 12 month period preceding the Event Date.

Item 1(a).	Name of Issuer.

Prime Medicine, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

21 Erie Street

Cambridge, MA 02139

Item 2(a).	Name of Persons Filing.

GV 2019, L.P., a Delaware limited partnership (the “2019 Partnership”)

GV 2019 GP, L.P., a Delaware limited partnership (“2019 GP”)

GV 2019 GP, L.L.C., a Delaware limited liability company (“2019 LLC”)

GV 2021, L.P., a Delaware limited partnership (the “2021 Partnership”)

GV 2021 GP, L.P., a Delaware limited partnership (“2021 GP”)

GV 2021 GP, L.L.C., a Delaware limited liability company (“2021 LLC”)

GV 2023, L.P., a Delaware limited partnership (the “2023 Partnership”)

GV 2023 GP, L.P., a Delaware limited partnership (“2023 GP”)

GV 2023 GP, L.L.C., a Delaware limited liability company (“2023 LLC”)

Alphabet Holdings LLC, a Delaware limited liability company (“Alphabet Holdings”)

XXVI Holdings Inc., a Delaware corporation (“XXVI”), and

Alphabet Inc., a Delaware corporation (“Parent” and, together with the 2019 Partnership, 2019 GP, 2019 LLC, the 2021 Partnership, 2021 GP, 2021 LLC, the 2023 Partnership, 2023 GP, 2023 LLC, Alphabet Holdings, and XXVI, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is:

1600 Amphitheatre Parkway Mountain View, CA 94043

Item 2(c).	Citizenship.

Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

CUSIP No. 74168J101	Page 15 of 20

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number.

74168J101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this Amendment shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Exchange Act.

As of the Event Date, which is the date as of which the Reporting Persons became obligated to file this Amendment, the Reporting Persons may be deemed to beneficially own an aggregate 15,062,498 shares of the Issuer’s Common Stock.

CUSIP No. 74168J101	Page 16 of 20

As of the Event Date, the 2019 Partnership was the direct beneficial owner of 10,100,058 of the shares of Common Stock described in the preceding paragraph. 2019 GP is the general partner of the 2019 Partnership, and 2019 LLC is the general partner of 2019 GP. As such, 2019 GP and 2019 LLC may each be deemed to indirectly beneficially own the securities that are directly beneficially owned by the 2019 Partnership.

As of the Event Date, the 2021 Partnership was the direct beneficial owner of 1,762,440 shares of Common Stock described in the second paragraph of this Item 4(a). 2021 GP is the general partner of the 2021 Partnership, and 2021 LLC is the general partner of 2021 GP. As such, 2021 GP and 2021 LLC may each be deemed to indirectly beneficially own the securities that are directly beneficially owned by the 2021 Partnership.

As of the Event Date, the 2023 Partnership was the direct beneficial owner of 3,200,000 shares of Common Stock described in the second paragraph of this Item 4(a). 2023 GP is the general partner of the 2023 Partnership, and 2023 LLC is the general partner of 2023 GP. As such, 2023 GP and 2023 LLC may each be deemed to indirectly beneficially own the securities that are directly beneficially owned by the 2023 Partnership.

Additionally, as of the Event Date: (i) Alphabet Holdings was the sole managing member of each of 2019 LLC, 2021 LLC, and 2023 LLC; (ii) XXVI was the sole managing member of Alphabet Holdings; and (iii) Parent was the controlling stockholder of XXVI. As such, each of Alphabet Holdings, XXVI, and Parent may be deemed to indirectly beneficially own all of the Issuer’s securities that are directly or indirectly beneficially owned by each of the other Reporting Persons, comprising an aggregate total of 15,062,498 shares of the Issuer’s Common Stock.

Notwithstanding, the filing of this Amendment shall not be construed as an admission by any of the Reporting Persons, for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise, as to beneficial ownership of the securities reported in this Amendment.

(b)	Percent of Class:

As of the Event Date, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 12.2% of the Issuer’s outstanding Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 8.2%, directly to the 2019 Partnership and indirectly to each of 2019 GP and 2019 LLC; (ii) 1.4%, directly to the 2021 Partnership and indirectly to each of 2021 GP and 2021 LLC; (iii) 2.6%, directly to the 2023 Partnership and indirectly to each of 2023 GP and 2023 LLC; and (iv) 12.2%, indirectly to each of Alphabet Holdings, XXVI, and Parent.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 123,084,301 shares of the Issuer’s Common Stock outstanding as of the Event Date, as reported by the Issuer in its prospectus supplement (the “Prospectus”) dated February 14, 2024, and filed with the SEC on February 16, 2024, pursuant to Rule 424(b)(5) promulgated under the Securities Act of 1933, as amended, and after giving effect to the full exercise of the underwriters allotment as confirmed by the Issuer in its press release dated February 20, 2024.

CUSIP No. 74168J101	Page 17 of 20

(c)	Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
2019 Partnership	0
2019 GP	0
2019 LLC	0
2021 Partnership	0
2021 GP	0
2021 LLC	0
2023 Partnership	0
2023 GP	0
2023 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(ii)       Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
2019 Partnership	10,100,058
2019 GP	10,100,058
2019 LLC	10,100,058
2021 Partnership	1,762,440
2021 GP	1,762,440
2021 LLC	1,762,440
2023 Partnership	3,200,000
2023 GP	3,200,000
2023 LLC	3,200,000
Alphabet Holdings	15,062,498
XXVI	15,062,498
Parent	15,062,498

(iii)       Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2019 Partnership	0
2019 GP	0
2019 LLC	0
2021 Partnership	0
2021 GP	0
2021 LLC	0
2023 Partnership	0
2023 GP	0
2023 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

CUSIP No. 74168J101	Page 18 of 20

(iv)       Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2019 Partnership	10,100,058
2019 GP	10,100,058
2019 LLC	10,100,058
2021 Partnership	1,762,440
2021 GP	1,762,440
2021 LLC	1,762,440
2023 Partnership	3,200,000
2023 GP	3,200,000
2023 LLC	3,200,000
Alphabet Holdings	15,062,498
XXVI	15,062,498
Parent	15,062,498

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances described more specifically in the respective: (i) limited partnership agreements of the 2019 Partnership, the 2021 Partnership, the 2023 Partnership, 2019 GP, 2021 GP, and 2023 GP and (ii) limited liability company agreements of 2019 LLC, 2021 LLC, and 2023 LLC, the general and limited partners or members, as the case may be, of each of such Reporting Persons may be deemed to have the right to receive dividends from, or proceeds from the sale of, the Issuer’s securities directly or indirectly owned by each Reporting Person of which it is a general partner, limited partner, or member.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 74168J101	Page 19 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GV 2019, L.P.		GV 2021, L.P.

By: GV 2019 GP, L.P., its General Partner		By: GV 2021 GP, L.P., its General Partner
By: GV 2019 GP, L.L.C., its General Partner		By: GV 2021 GP, L.L.C., its General Partner

By:	/s/ Inga Goldbard	By:	/s/ Inga Goldbard
Name:	Inga Goldbard	Name:	Inga Goldbard
Title:	General Counsel	Title:	General Counsel
Dated:	February 29, 2024	Dated:	February 29, 2024

GV 2019 GP, L.P.		GV 2021 GP, L.P.

By: GV 2019 GP, L.L.C., its General Partner		By: GV 2021 GP, L.L.C., its General Partner

By:	/s/ Inga Goldbard	By:	/s/ Inga Goldbard
Name:	Inga Goldbard	Name:	Inga Goldbard
Title:	General Counsel	Title:	General Counsel
Dated:	February 29, 2024	Dated:	February 29, 2024

GV 2019 GP, L.L.C.		GV 2021 GP, L.L.C.

By:	/s/ Inga Goldbard	By:	/s/ Inga Goldbard
Name:	Inga Goldbard	Name:	Inga Goldbard
Title:	General Counsel	Title:	General Counsel
Dated:	February 29, 2024	Dated:	February 29, 2024

GV 2023, L.P.		ALPHABET HOLDINGS LLC

By: GV 2023 GP, L.P., its General Partner
By: GV 2023 GP, L.L.C., its General Partner

By:	/s/ Inga Goldbard	By:	/s/ Kathryn W. Hall
Name:	Inga Goldbard	Name:	Kathryn W. Hall
Title:	General Counsel	Title:	Secretary
Dated:	February 29, 2024	Dated:	February 29, 2024

GV 2023 GP, L.P.		XXVI HOLDINGS INC.

By: GV 2023 GP, L.L.C., its General Partner

By:	/s/ Inga Goldbard	By:	/s/ Kathryn W. Hall
Name:	Inga Goldbard	Name:	Kathryn W. Hall
Title:	General Counsel	Title:	Assistant Secretary
Dated:	February 29, 2024	Dated:	February 29, 2024

GV 2023 GP, L.L.C.		ALPHABET INC.

By:	/s/ Inga Goldbard	By:	/s/ Kathryn W. Hall
Name:	Inga Goldbard	Name:	Kathryn W. Hall
Title:	General Counsel	Title:	Assistant Secretary
Dated:	February 29, 2024	Dated:	February 29, 2024